CUSIP No. 09059T107             13D                Page 1 of 9 Pages


                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549



                             SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934


                   Bioject Medical Technologies Inc.
                           (Name of Issuer)



                             Common Stock
                    (Title of Class of Securities)



                               09059T107
                            (CUSIP Number)


                            James C. O'Shea
                   Bioject Medical Technologies Inc.
                       7620 SW Bridgeport Road
                           Portland, OR 97224
                             (503) 639-7221
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               July 9, 1997
            (Date of Event which Required Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to Report the acquisition which is the subject of this Schedule 13D, and is Filing this schedule because of Rule 13d-1 (b)(3) or (4), check the
Following box.   [  ]

* (See Instructions)

CUSIP No. 09059T107             13D                Page 2 of 9 Pages

1 NAME OF REPORTING PERSONS,
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

  DeSpain & Coby, Inc.
  Tax ID# 93-1157255

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                           (b) [X]
3 SEC USE ONLY

4 Source of Funds*
  WC

5 Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) [ ]

6 Citizenship or place of organization
  Oregon


 NUMBER OF      7 SOLE VOTING POWER -  0
   SHARES
BENEFICIALLY    8 SHARED VOTING POWER -  2,124,384 includes shares held
 OWNED BY         of record by the Summit Fund Limited partnership
   EACH           and the Tiburon Fund Limited Partnership or which
 REPORTING        DeSpain & Coby, Inc. is the general partner. See Item 5.
PERSON WITH
                9 SOLE DISPOSITIVE POWER -  0

               10 SHARED DISPOSITIVE POWER - 2,124,384


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON - 2,124,384

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 8.0%

14 TYPE OF REPORTING PERSON* - CO

* (See Instructions)

CUSIP No. 09059T107             13D                Page 3 of 9 Pages

1 NAME OF REPORTING PERSONS,
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

  Summit Fund Limited Partnership
  Tax ID# 93-1160765

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                           (b) [X]
3 SEC USE ONLY

4 Source of Funds*
  WC

5 Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) [ ]

6 Citizenship or place of organization
  Oregon


 NUMBER OF      7 SOLE VOTING POWER -  0
  SHARES
BENEFICIALLY    8 SHARED VOTING POWER -  1,082,442
 OWNED BY
   EACH         9 SOLE DISPOSITIVE POWER -  0
 REPORTING
PERSON WITH    10 SHARED DISPOSITIVE POWER - 1,082,442


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON - 1,082,442

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 4.1%

14 TYPE OF REPORTING PERSON* - PN

* (See Instructions)

CUSIP No. 09059T107             13D                Page 4 of 9 Pages

1 NAME OF REPORTING PERSONS,
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

  Tiburon Fund Limited Partnership
  Tax ID# 93-1212294

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                           (b) [X]
3 SEC USE ONLY

4 Source of Funds*
  WC

5 Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) [ ]

6 Citizenship or place of organization
  Oregon


 NUMBER OF      7 SOLE VOTING POWER -  0
  SHARES
BENEFICIALLY    8 SHARED VOTING POWER -  1,041,942
 OWNED BY
   EACH         9 SOLE DISPOSITIVE POWER -  0
 REPORTING
PERSON WITH   10 SHARED DISPOSITIVE POWER - 1,041,942


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON - 1,041,942

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 3.9%

14 TYPE OF REPORTING PERSON* - PN

* (See Instructions)

CUSIP No. 09059T107             13D                Page 5 of 9 Pages


Item 1.   Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, without par value per share, of Bioject Medical Technologies Inc., an Oregon corporation (the "Company"). The principal executive offices of the Company are located at 7620 Bridgeport Road, Portland, Oregon 97224.

Item 2.   Identity and Background.

This Schedule 13D is filed on behalf of DeSpain & Coby, Inc. ("D&C"), Summit Fund Limited Partnership ("Summit") and Tiburon Fund Limited Partnership ("Tiburon"). The purchase of the Company's shares giving rise to this 13D was made by Summit and Tiburon.

This Schedule 13D relates to the direct beneficial ownership in the shares of the Company by Summit and Tiburon and the indirect beneficial ownership of D&C in the shares of the Company held by Summit and Tiburon.

The Tiburon Fund Limited Partnership is an Oregon limited partnership. DeSpain & Coby, Inc. is the general partner. Tiburon is an investment fund and has its principal office at 1011 SW Emkay Drive, Suite 103, Bend, Oregon 97702.

The Summit Fund Limited Partnership is an Oregon limited partnership. DeSpain & Coby, Inc. is the general partner. Summit is an investment fund and has its principal office at 1011 SW Emkay Drive, Suite 103, Bend, Oregon 97702.

DeSpain & Coby, Inc. is an Oregon corporation. D&C is an investment advisor and has its principal office at 1011 SW Emkay Drive, Suite 103, Bend, Oregon 97702. The name, citizenship, business address, position and present principal occupation of each of the executive officers and directors (the "Executive Officers and Directors") of D&C are set forth in Schedule I of this Statement.

None of the other persons named in Schedule I, to the best knowledge of D&C, beneficially owns for purposes of Section 13(d) of the Securities Exchange Act of 1934 shares of the Company's common stock.

During the last five years, neither Summit, Tiburon, D&C, nor, to the best knowledge of D&C, any of the persons named in Schedule I to this Schedule 13D, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The securities with respect to which this Schedule 13D is filed were purchased by Summit and Tiburon using working capital contributed by their respective partners.

Item 4.  Purpose of Transaction.

The securities with respect to which this Schedule 13D is filed were purchased by Summit and Tiburon in the ordinary course of investments and not with the intention nor effect of changing or influencing control of the Company. The reporting persons may sell all or part or acquire additional securities of the Company depending on market conditions and other economic factors.

* (See Instructions)

CUSIP No. 09059T107             13D                Page 6 of 9 Pages

The Executive Officers and Directors may make purchases of shares of Common Stock from time to time and, subject to any applicable restrictions under the Securities Act, may dispose of any or all of the shares held by them at any time.

Neither D&C nor, to the best knowledge of D&C, any of the persons listed in
Schedule I, has any plans or proposals that relate to or would result in any of the consequences set forth in Sections (a) through (j) of Item 4 of Schedule 13D. Each of Summit, Tiburon, D&C and each of the persons listed on Schedule I may, at any time, review or reconsider its or his position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

(a)-(b): D&C has indirect beneficial ownership of 2,124,384 shares of the Company's common stock by virtue of having shared voting and dispositive power with respect to such shares as the general partner of Summit and Tiburon. Such shares constitute 8.0% of the outstanding shares of common stock of the Company.

Summit has direct beneficial ownership of 1,082,442 shares of the Company's common stock by virtue of having shared voting and dispositive power with respect to such shares. Such shares constitute 4.1% of the outstanding shares of common stock of the Company.

Tiburon has direct beneficial ownership of 1,041,942 shares of the Company's common stock by virtue of having shared voting and dispositive power with respect to such shares. Such shares constitute 3.9% of the outstanding shares of common stock of the Company.

Percentage interest calculations are based upon the 25,368,342 shares of common stock stated by the Company to be issued and outstanding as of December 23, 1997, as indicated in its proxy statement relating to the Company's Special Meeting of Shareholders.

(c) The trading date, number of shares of Common Stock purchased and price per share (excluding commissions, if any) for all transactions by Summit, Tiburon, D&C and the Executive Officers & Directors for the 60-day period preceding July 9, 1997 through the date hereof are set forth in Schedule II hereto.

(d) Other than D&C, Summit and Tiburon, with respect to the shares owned by Summit and Tiburon, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such shares.

(e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Please refer to Item 5

Item 7.  Material to be Filed as Exhibits.

None


* (See Instructions)

CUSIP No. 09059T107             13D                Page 7 of 9 Pages

                           SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 12, 1998
                                       ___________________________________
                                                   (Date)



                                       DESPAIN & COBY, INC.


                                       /s/ Ronald J. Coby
                                       ____________________________________
                                                 (Signature)


                                       Ronald J. Coby/Vice President
                                       ____________________________________
                                                 (Name/Title)



                                       SUMMIT FUND LIMITED PARTNERSHIP
                                       BY: DESPAIN & COBY, INC.


                                       /s/ Ronald J. Coby
                                       ____________________________________
                                                 (Signature)


                                       Ronald J. Coby/Vice President
                                       ____________________________________
                                                 (Name/Title)




                                       TIBURON FUND LIMITED PARTNERSHIP
                                       BY: DESPAIN & COBY, INC.


                                       /s/ Ronald J. Coby
                                       ____________________________________
                                                 (Signature)


                                       Ronald J. Coby/Vice President
                                       ____________________________________
                                                 (Name/Title)

* (See Instructions)

CUSIP No. 09059T107             13D                Page 8 of 9 Pages


SCHEDULE I

         Set forth below is the name, position, present principal occupation and amount of beneficial interest in the Common Stock, if any, of the directors and executive officers of DeSpain & Coby, Inc. The business address of each of these persons is c/o DeSpain & Coby, Inc., 1011 SW Emkay Drive, Suite 103, Bend, Oregon 97702. Each such person is a citizen of the United States.

                Directors and Executive Officers of DeSpain & Coby, Inc.


Name                 Present                 Number of Shares       Percentage
                     Principal Occupation    Owned and Aggregate    Interest
                                             Purchase Price

Daniel Neal DeSpain   President              none                    none

Ronald John Coby      Vice President         none                    none

CUSIP No. 09059T107             13D                Page 9 of 9 Pages


SCHEDULE II

                 TRANSACTIONS IN SHARES DURING THE PERIOD
                COMMENCING FROM THE 60-DAY PERIOD PRECEDING
                   JULY 9, 1997 THROUGH THE DATE HEREOF


                                           Price
Name           Date           Shares (a)   per Share     A/S**

Summit         6/19/97       290,698       $.43          A (b)

Summit         6/19/97       145,349          -          A (b)

Tiburon        6/19/97       290,698       $.43          A (b)

Tiburon        6/19/97       145,349          -          A (b)

Summit         6/30/97       <12,500>      $.67          S

Tiburon        6/30/97        <2,500>      $.67          S

Summit         7/09/97       290,698       $.43          A (b)

Summit         7/09/97       145,349          -          A (b)

Tiburon        7/09/97       290,698       $.43          A (b)

Tiburon        7/09/97       145,349          -          A (b)

Summit         7/31/97       <58,700>      $.67          S

Tiburon        7/31/97       <63,800>      $.67          S

Summit         8/31/97       <13,000>      $.67          S

Tiburon        8/31/97       <14,000>      $.67          S

Summit         9/30/97      <174,300>      $.83          S

Tiburon        9/30/97      <178,200>      $.83          S

Summit         10/31/97     <123,250>     $1.44          S

Tiburon        10/31/97     <125,850>     $1.44          S

Summit         11/03/97      290,698       $.70          A (c)

Tiburon        11/03/97      290,698       $.70          A (c)

Summit         11/30/97       60,000      $1.41          A

Tiburon        11/30/97       58,500      $1.41          A

Summit         12/31/97      102,200      $1.33          A

Tiburon        12/31/97       83,400      $1.33          A

Summit         01/31/98      102,200      $1.30          A

Tiburon        01/31/98      102,100      $1.30          A

Summit         02/06/98       37,000      $1.31          A

Tiburon        02/06/98       19,500      $1.31          A
----------------
**      A indicates an acquisition of the Company's common stock and S indicates a sale of the Company's common stock.

(a) No shares were owned prior to 6/19/97 by Summit, Tiburon or DeSpain & Coby Inc.

(b) Acquisition of common stock at $.43 /share and warrants to purchase common stock at $.71/share which were immediately exercisable in a Reg D private placement. Common shares issued in the private placement as well as shares underlying the warrants were registered for resale on Form S-3 effective August 4, 1997. With the second closing of common stock and warrants on July 9, 1997, the combined holdings totalled 1,729,188 (including warrants to purchase 581,396 shares of common stock) or 7.7% of Bioject Medical Technologies Inc. common stock.

(c) Acquisition from private party of warrants to purchase shares of common stock at $.71 per share originally issued on Reg D private placement in June and July 1997.